July 13, 2010
BY FACSIMILE (202) 772-9368 AND EDGAR
Ms. Anne Nguyen Parker
Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Oil & Gas Inc. Registration Statement on Form S-3, as amended Filed June 24, 2010 File Number 333-166098
Dear Ms. Nguyen Parker:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American Oil & Gas Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m. Eastern Time on July 16, 2010, or at such later time as the Company may request by telephone to the Commission.
          The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Bob Bearman at (303) 894-6169.

Very truly yours, AMERICAN OIL & GAS INC.
By:	/s/ Andrew P. Calerich
Andrew P. Calerich, President